UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Grupo Aval Acciones y Valores S.A. Presentation of 1Q 2014 consolidated results
2.	Grupo Aval Acciones y Valores S.A. Report of 1Q 2014 consolidated results

May 2014

1Q14 Consolidated Earnings Results

Colombian Banking GAAP

Disclaimer

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers
(Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a
financial institution and is not supervised or regulated as a financial institution in Colombia.
As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.
All of our banking subsidiaries, Banco de Bogot[], Banco de Occidente, Banco
Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has been audited and has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and,
on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in
Colombia, consistently applied, together with such regulations, on the filing date, "Colombian Banking GAAP." Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian
Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the
Superintendency of Companies (Superintendencia de Sociedades) and former
Superintendency of Securities (Superintendencia de Valores), currently the
Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval's web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the
Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between
Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders' equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking
GAAP.

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Highlights

Grupo Aval shows strong results of its banking operations in 1Q14:

[] Total assets reached Ps. 160 trillion after growing by 24.6% versus 1Q13 and by 3.6% versus 4Q13;

[] Gross loans reached Ps. 100 trillion after growing by 23.4% versus 1Q13 and by 3.5% versus 4Q13;

[] Deposits reached Ps. 104 trillion after growing by 28.3% in the year and by
3.1% versus 4Q13;

[] Constant and low cost of funding structure. Deposits represented 78% of total funding and checking and saving accounts represented 66% of total deposits;

[] Strong capital position with a Tangible Capital Ratio of 8.8%;

[] Stable Net Interest Margin at 5.9%;

[] Improvement in the cost of risk to 1.3% despite a slight deterioration in the delinquency ratio;

[] Improvement in the efficiency ratio to 50.5% in 1Q14 from 53.7% in 4Q13.

[] Excluding non-recurring events associated with the volatility of the exchange rate, the ROAA and ROAE for the quarter would have been 1.7% and 14.2%
..(1)

(1)Including non-recurring events, the ROAA and ROAE were 1.5% and 11.7% .

Macroeconomic fundamentals

Strong GDP Growth

Colombia World
 yoy)9%
Growth(%7% 6.6%
5.2%
5% 4.0% 4.3% 4.6% 4.5% 4.0% 4.0%
3% 4.1% 3.9% 1.7% 3.2%
Real GDP 2.9%
1%
(0.6%)

-1% 2009 2010 2011 2012 2013 14E 15E
GDP per
                5.2 6.3 7.1 7.9 7.8 8.2 8.5 Capita(1)

Source: IMF(Projections) DANE and ANIF. (1) Colombia nominal GDP per capita in thousands of USD, IMF. Average Central Bank's
DTF (2)
Inflation vs. Nominal Interest Rates int. Rate (1)

                                      1Q13 3.98% 4.84% 4Q13 3.25% 4.04%
Inflation Colombian Central Bank's Interest Rate DTF

                                                     1Q14 3.25% 3.96. %
2014E(*) 3.70% 4.10% 5.2% 2015E(*) 4.70% 4.80% 4.3% 3.9% 3.3% 2.4% 2.5%

TRM 1Q14
4Q12 1Q13 2Q13 3Q13 4Q13 1Q14
Max: 2,055
Fx (EoP) 1,768 1,832 1,929 1,915 1,927 1,965 Min: 1,925 -1.8% 3.6% 5.3% -0.7%
0.6% 2.0% Avg: 2,004
% [] QoQ
Source: Banco de la Rep[]blica de Colombia.* Source: ANIF
(1) Average of daily rates for each quarter as per reported by Banco de la
Rep[]blica.
(2) Average of monthly average rates reported by Banco de la Rep[]blica for each month of each quarter.

Assets

Figures in Ps. Trillions

Total Assets 1Q14 / 4Q13: 3.6% 1Q14 / 1Q13: 24.6%

                                          159.9 (1) 154.3 128.4

1Q13 4Q13 1Q14

Assets Breakdown

1Q13 % of total 1Q14 % of total assets assets
Other Other
21.4% 18.1% 21.2% 22.4% Foreign (2) Foreign (2)

                                          Loans and financial leases 81.9%
77.6% Loans and Investments 61.0% Investments Colombian financial leases
Colombian 17.5% 18.3% operations 60.5% operations

(1) Includes Ps. 6.8 trillion of assets acquired in Central America. Growth excluding acquisitions would have been 19.2% vs.1Q13. (2) Foreign operations reflect Central American operations. 5

Loans

Figures in Ps. Trillions

Gross loans 1Q14 / 4Q13: 3.5% 1Q14 / 1Q13: 23.4%

                                                            96.5 99.9 (1) 81.0

1Q13 4Q13 1Q14
Gross loans Breakdown

                Growth 1Q13 1Q14 1Q14 Vs. 1Q13

Microcredit 81.0 99.9 19.5%
0.4% 0.3%
Mortgages 50.8%
5.7% 7.0%
Financial leases 8.1% 7.1% 8.2%

Consumer 29.8% 28.3% 17.3%

Commercial 56.1% 57.3% 26.0%

1Q13 1Q14

(1) Includes Ps. 4.6 trillion of loans acquired in Central America. Growth excluding acquisitions would have been 17.7% vs.1Q13.

Loan portfolio quality

(1)
PDLs / Total loans NPLs / Total loans Loan provision expense / Average Loans

2.6% 2.4% 2.7%
1.6% 1.5%
1.3%

1.8% 1.8% 1.9%

1Q13 4Q13 1Q14 1Q13 4Q13 1Q14

Allowances Allowances /
(1)
Charge offs / Average NPLs (1)
/ NPLs PDLs

1.87x 1.79x

                                                                             1.
68x 0.6x 0.6x 0.5x 1.25x 1.33x 1.17x

1Q13 4Q13 1Q14 1Q13 4Q13 1Q14

Allowances /
3.3% 3.2% 3.2%
Total loans

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due. 7

Loan portfolio quality -- GRUPO AVAL

Loans

            % / Total Loans       Past Due Loans (1)
                  1Q14      1Q13            4Q13       1Q14
Commercial       57.3%      1.5%             1.3%      1.6%
Consumer         28.3%      4.3%             4.2%      4.4%
Financial Leases   7.1%     3.6%             2.4%      3.2%
Mortgages          7.0%     3.2%             3.5%      4.0%
Microcredit        0.3%     11.2%            9.5%      10.3%

Total Loans      100.0%     2.6%             2.4%      2.7%

Asset Quality Evolution

Ps. billions 4Q12     1Q13     2Q13     3Q13     4Q13     1Q14
Initial PDLs 1,821.2  1,828.3  2,141.0  2,069.2  2,173.0  2,305.0
New PDLs        202.2    510.5    160.9    351.3    384.1    646.4
Charge-offs  (195.1)  (197.8)  (232.7)  (247.5)  (252.1)  (233.7)
------------ -------- -------- -------- -------- -------- --------
Final PDLs   1,828.3  2,141.0  2,069.2  2,173.0  2,305.0  2,717.6

(1) Past Due Loans + 30 days / Total Loans. 8

Funding

Figures in Ps. Trillions

Total Funding 1Q14/4Q13: Total Deposits 1Q14/4Q13:
                  3.3% 3.1% 1Q14/1Q13: 25.6% 1Q14 / 1Q13: 28.3%

106.6 129.7 134.0 81.3 101.2 104.3 (1)

                     1Q13  4Q13  1Q14                    1Q13  4Q13  1Q14
                                       ----------------- ----- ----- -----
Interbank Borrowings 4.7%  4.1%  4.8%  Others            0.9%  1.1%  0.8%
Long-Term Bonds      10.4% 8.6%  8.0%  Time deposits     34.4% 32.4% 33.7%
Banks and Others     8.6%  9.2%  9.3%  Checking accounts 23.6% 24.6% 23.8%
Deposits             76.3% 78.0% 77.9% Savings deposits  41.1% 42.0% 41.7%
                                       ----------------- ----- ----- -----

Deposits / Net Loans (%)

                            1.08x 1.08x 1.04x

1Q13 4Q13 1Q14

(1) Includes Ps. 5.4 trillion of total deposits acquired in Central America.
Growth excluding acquisitions would have been 21.6% vs.1Q13

Capital

Figures in Ps. Trillions

Attributable Equity + Minority Interest Attributable Shareholders Equity

                              1Q14/4Q13: 1Q14/4Q13: 2.8% 2.4% 1Q14 / 1Q13:
31.5% (1) 1Q14 / 1Q13: 25.5%
                       11.7 12.1 9.2

1Q13 4Q13 1Q14 1Q13 4Q13 1Q14
Equity + minority
Attributable Shareholders' Equity 9.2 11.7 12.1 11.6% 11.8% 11.7% interest /
Assets
Minority interest 5.7 6.5 6.6
Tangible capital
Total Equity 14.8 18.2 18.6 9.5% 8.9% 8.8% ratio (2)

Consolidated Capital Adequacy of our Banks (%)

1Q13(3) 4Q13 1Q14 1Q13(3) 4Q13 1Q14 1Q13(3) 4Q13 1Q14 1Q13(3) 4Q13 1Q14

Primary capital (Tier 1) 12.7 7.5 7.4 8.7 9.1 9.3 9.4 9.5 9.8 11.8 10.7 10.7

Solvency Ratio 15.2 11.2 11.0 11.6 12.9 12.8 11.7 10.8 11.5 13.9 11.8 11.8

Tangible Capital Ratio (2) 10.9 9.7 9.4 13.7 12.9 13.0 14.4 14.9 14.4 12.7 12.1
12.0

(1) Includes Ps. 2.4 trillion of capital raised in Dec, 2013 and January, 2014 through a common share rights offering. (2) Tangible Capital Ratio is calculated as Shareholders Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill. (3) Reported based on Decree 2555 of 2010. 10

NIM -- Net Interest Margin

Net interest income (trillions)

                                 1Q14/ 1Q14/ 1Q13 4Q13 1Q14 4Q13 1Q13

1.88 1.77 1.86 5.2% -0.6%

7.8% 7.8% 7.7%
7.4% 7.3%
7.1%

                          7.1% 6.8%
                                                     6.0% 5.9% 6.0% 5.9% 3.9%
3.7%

 2.0% 1.6% 1.1% 1.0%

4Q12 1Q13 2Q13 3Q13 4Q13 1Q14

4.0% 3.7% 3.3% 3.2% 3.1% 3.0%
Avg. cost of funds / Total Int. and non Int. funding

Loans Interest Margin (1) Net Investments Margin (2) Net Interest Margin (3)

(1) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases.
(2) Net Investment Margin: Net Interest income on Fixed Income securities and on Interbank and Overnight funds to Average Fixed Income securities and
Interbank and overnight funds.
(3) Net Interest Margin: Net interest income divided by total average interest-earning assets.

Net Fees and other operating income

Figures in Ps. Billions

Net Fees(1) Fee Income 1Q14

1Q14 / 1Q13: 22.4% Commissions from
Other, 10.7%
1Q14/4Q13: banking services,
-0.5% 50.6%
763 759
620 Pension plan management, 20.0%

Fiduciary activities, 6.1%
1Q13 4Q13 1Q14

(1) Total fees and other service income minus fees and other services expenses.
Credit Card fees, 12.7%

Other operating income

Other operating income

1Q14 / 1Q13: -38.0%

                                 1Q14 / 4Q13: 1Q13 4Q13 1Q14 412 6.6%
                                                                             Di
vidend Income 181 12 128 181 256 Foreign exchange (losses) gains, net 78 73
(10)(1) 240
                                   12 128 Income from non-financial sector, net
110 123 78 231 228 Other 44 32 60 128 Total other operating income 412 240 256

1Q13 4Q13 1Q14 (1) Includes a non recurrent exchange loss of Ps. 84 billion for
1Q14
Dividend Income

Efficiency and non operating income, net

Operating expenses / Operating expenses / Operating Income Average Assets

53.7%
                                                   50.5% 43.8%
4.0% 4.1%
3.7%

1Q13 4Q13 1Q14 1Q13 4Q13 1Q14

Efficiency Ratio is calculated as Operating Expenses before D&A Efficiency
Ratio is calculated as annualized Operating Expenses divided by Operating
Income before net provisions. before D&A divided by average of total assets.

Non operating income, net

62
48

21

1Q13 4Q13 1Q14

Profitability

Figures in Ps. Billions

Net income Excluding non-
424
recurring FX losses

505
362 350

1Q13 4Q13 1Q14

EPS $27.2 $19.3 $17.2

ROAA(1)
2.7%

                                                       1.7% 1.5% 1.5%

1Q13 4Q13 1Q14

ROAA 12 months 2.2% 1.6%

ROAE(2)

                      14.2% 22.0% 14.8% 11.7%

1Q13 4Q13 1Q14

ROAE 12 months 18.8% 14.4%

(1) ROAA for each quarter is calculated as annualized Net Income before
Minority Interest divided by average of total assets.(2) ROAE for each quarter is calculated as annualized Net Income attributable for Aval's shareholders divided by average shareholders' equity.

15

Report of 1Q 2014
consolidated results
Information reported in Ps. billions(1) and under
Colombian Banking GAAP
(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has been audited and has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”  Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. For annualized calculations we use the income or expense amount for each quarter and multiply it by four.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page.  We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Bogotá, May 20th, 2014. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated net income result of Ps. 350.0 billion for 1Q14. As of March 31, 2014 total assets of Grupo Aval totaled Ps. 159.9 trillion, total liabilities excluding Minority Interest totaled Ps. 141.3 trillion and total shareholders’ equity plus minority interest totaled Ps. 18.6 trillion.

Grupo Aval results for 1Q14 show strong results of our banking operations with:

✓	Total assets reaching Ps. 160 trillion after growing by 24.6% versus 1Q13 and by 3.6% versus 4Q13;

✓	Gross loans reaching Ps. 100 trillion after growing by 23.4% versus 1Q13 and by 3.5% versus 4Q13;

✓	Deposits reaching 104 trillion after growing by 28.3% in the year and by 3.1% versus 4Q13;

✓	Constant and low cost funding structure with deposits representing 78% of total funding and checking and saving accounts representing 66% of total deposits;

✓	Strong capital position with a Tangible Capital Ratio of 8.8%;

✓	Stable Net Interest Margin at 5.9% for 1Q14;

✓	Improvement in our cost of risk to 1.3% despite a slight deterioration in our delinquency ratio;

✓	Improvement in our efficiency ratio to 50.5% in 1Q14 from 53.7% in 4Q13;

✓
Excluding non-recurring events, associated with the volatility of the FX, which negatively impacted our net income before minority interest in Ps. 84 billion and our net income in Ps. 74 billion, our ROAA and ROAE for the quarter would have been 1.7% and 14.2%.(1)

(1)  Including non-recurring events, our ROAA and ROAE were 1.5% and 11.7%.

1/16

Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Quarterly Consolidated Balance Sheet
Information in Ps. Billions

	1Q13	4Q13	1Q14	Change
Balance Sheet				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Cash and cash equivalents	13,448.3	16,096.6	15,471.3	-3.9%	15.0%
Investment Securities, net	22,497.4	27,298.6	29,248.4	7.1%	30.0%
Loans and financial lease losses, net	78,335.7	93,440.8	96,761.5	3.6%	23.5%
Goodwill, net	2,881.6	4,968.0	5,033.3	1.3%	74.7%
Other assets, net	8,697.6	9,069.7	9,903.6	9.2%	13.9%
Reappraisal of assets	2,492.7	3,413.7	3,467.6	1.6%	39.1%

Total Assets	128,353.2	154,287.4	159,885.6	3.6%	24.6%

Total Deposits	81,326.8	101,190.4	104,332.8	3.1%	28.3%
Other Funding	25,318.5	28,478.6	29,617.4	4.0%	17.0%
Derivatives	196.6	226.1	416.3	84.1%	111.7%
Other liabilities	6,664.6	6,191.8	6,889.1	11.3%	3.4%

Total Liabilites excl. Minority Interest	113,506.5	136,086.9	141,255.6	3.8%	24.4%

Minority Interest	5,673.3	6,472.2	6,569.4	1.5%	15.8%
Shareholders' Equity	9,173.4	11,728.2	12,060.6	2.8%	31.5%
Total Liabilities, shareholders' equity and minority interest	128,353.2	154,287.4	159,885.6	3.6%	24.6%

INCOME STATEMENT
Total Interest Income	2,858.5	2,727.8	2,864.1	5.0%	0.2%
Interest expense	(982.2)	(954.7)	(999.7)	4.7%	1.8%

Net Interest Income	1,876.2	1,773.1	1,864.5	5.2%	-0.6%

Total provisions, net	(323.5)	(340.0)	(311.3)	-8.4%	-3.8%
Fees and other services income, net	619.9	762.7	758.9	-0.5%	22.4%
Other operating income	412.0	239.7	255.5	6.6%	-38.0%
Operating expenses	(1,372.3)	(1,596.9)	(1,586.0)	-0.7%	15.6%
Non-operating income/(expense), net	62.4	48.1	20.6	-57.2%	-67.0%

Income before income tax expense and non- controlling interest	1,274.7	886.7	1,002.2	13.0%	-21.4%
Income tax expense	(411.9)	(329.2)	(410.4)	24.7%	-0.4%
Net Income before Minority interest	862.8	557.5	591.7	6.1%	-31.4%
Income attributable to Minority Interest	(357.5)	(195.0)	(241.7)	23.9%	-32.4%
Net Income attributable to Grupo Aval shareholders	505.3	362.4	350.0	-3.4%	-30.7%

Key ratios	1Q13	4Q13	1Q14	YTD Mar 2013	YTD Mar 2014

NIM (1)	7.1%	6.0%	5.9%	7.1%	5.9%
Efficiency Ratio (2)	43.8%	53.7%	50.5%	43.8%	50.5%
ROAA (3)	2.7%	1.5%	1.5%	2.7%	1.5%
ROAE (4)	22.0%	14.8%	11.7%	22.0%	11.7%

30 days PDL / Total Loans	2.6%	2.4%	2.7%	2.6%	2.7%
Provision Expense / Average Loans (5)	1.6%	1.5%	1.3%	1.6%	1.3%
Allowance / PDL	124.9%	133.3%	116.5%	124.9%	116.5%
Allowance / Total Loans	3.3%	3.2%	3.2%	3.3%	3.2%
Charge Offs / Average Loans (5)	1.0%	1.1%	0.9%	1.0%	0.9%

Total Loans, net / Total assets	61.0%	60.6%	60.5%	61.0%	60.5%
Deposits / Total Loans, net	103.8%	108.3%	107.8%	103.8%	107.8%
Equity + Min. Interest / Assets	11.6%	11.8%	11.7%	11.6%	11.7%
Tangible Equity Ratio (6)	9.5%	8.9%	8.8%	9.5%	8.8%

Shares Outstanding (EoP)	18,551,766,453	20,178,287,315	20,406,943,099
Shares Outstanding (Average)	18,551,656,161	18,772,832,829	20,374,195,242
Common share price (EoP)	1,265	1,295	1,295
Preferred share price (EoP)	1,290	1,275	1,305
BV/ EoP shares in Ps.	494.5	581.2	591.0
EPS	27.2	19.3	17.2

P/E (7)	11.8	16.5	19.0
P/BV (7)	2.6	2.2	2.2

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by operating income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ equity for each quarter. (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill; (7) Based on Preferred share prices.

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Balance Sheet Analysis

1. Assets

Total assets as of March 31, 2014 totaled Ps. 159,885.6  billion showing an increase of 24.6% versus March 31, 2013 and one of 3.6% versus December 31, 2013. Growth in assets was mainly driven by a 23.5% year over year growth in Net Loans and Financial Leases to Ps. 96,761.5 billion and a 30.0% year over year increase in Investment Securities, Net to Ps. 29,248.4 billion.

1.1  Loans and Financial Leases

Total Gross loans and financial leases increased by 23.4% between March 31, 2013 and March 31, 2014 to Ps. 99,927.9 billion driven by (i) a 26.0% increase in Commercial loans to Ps. 57,262.8 billion, (ii) a 17.3% increase in Consumer loans to Ps. 28,298.2 billion, (iii) a 8.2% increase in Financial Leases to Ps. 7,072.3 billion and (iv) a 50.8% increase in Mortgage loans to Ps. 6,947.1 billion.

	1Q13	4Q13	1Q14	Change
Commercial				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
General purpose loans	33,084.2	39,532.9	42,262.9	6.9%	27.7%
Loans funded by development banks	1,560.2	1,658.4	1,819.1	9.7%	16.6%
Working capital loans	10,155.8	13,001.3	12,342.5	-5.1%	21.5%
Credit cards	267.8	315.3	354.1	12.3%	32.2%
Overdrafts	374.9	347.7	484.2	39.3%	29.2%
Total commercial	45,443.0	54,855.6	57,262.8	4.4%	26.0%

Consumer
Credit cards	5,740.4	6,797.9	6,858.5	0.9%	19.5%
Personal loans	15,230.9	17,523.1	17,869.9	2.0%	17.3%
Automobile and vehicle loans	2,914.8	3,257.1	3,325.7	2.1%	14.1%
Other	246.6	223.1	244.0	9.4%	-1.0%
Total consumer	24,132.7	27,801.3	28,298.2	1.8%	17.3%

Microcredit	290.8	341.9	347.6	1.7%	19.5%
Financial leases	6,536.9	6,995.0	7,072.3	1.1%	8.2%
Mortgages	4,605.8	6,520.1	6,947.1	6.5%	50.8%
Total loans, Gross	81,009.2	96,513.8	99,927.9	3.5%	23.4%
Allowance for loan losses	(2,673.5)	(3,073.0)	(3,166.4)	3.0%	18.4%
Total loans, Net	78,335.7	93,440.8	96,761.5	3.6%	23.5%

Between March 31, 2013 and March 31, 2014, general purpose commercial loans grew the most in absolute terms while commercial credit cards and mortgage loans grew the most in relative terms.

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

As of March 31, 2014, 60.7% of the gross loan portfolio was generated at Banco de Bogotá, 20.2% at Banco de Occidente, 12.5% at Banco Popular and 6.7% at Banco AV Villas. As of March 31, 2013, prior to the acquisitions in Central America (Grupo Reformador and BBVA Panama, now known as Banco BAC de Panama), 57.4% was generated at Banco de Bogotá, 21.3% at Banco de Occidente, 14.1% at Banco Popular and 7.3% at Banco AV Villas.

Gross Loans / Bank ($)	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Banco de Bogotá	46,459.3	58,221.8	60,648.3	4.2%	30.5%
Local	33,081.9	37,567.6	39,742.7	5.8%	20.1%
Central America	13,377.4	20,654.2	20,905.6	1.2%	56.3%
Banco de Occidente	17,234.1	19,647.7	20,185.5	2.7%	17.1%
Banco Popular	11,432.2	12,090.8	12,465.5	3.1%	9.0%
Banco AV Villas	5,919.4	6,588.0	6,663.0	1.1%	12.6%
Eliminations	(35.9)	(34.4)	(34.3)	-0.2%	-4.4%
Total Grupo Aval	81,009.2	96,513.8	99,927.9	3.5%	23.4%

Gross Loans / Bank (%)	1Q13	4Q13	1Q14
Banco de Bogotá	57.4%	60.3%	60.7%
Local	40.8%	38.9%	39.8%
Central America	16.5%	21.4%	20.9%
Banco de Occidente	21.3%	20.4%	20.2%
Banco Popular	14.1%	12.5%	12.5%
Banco AV Villas	7.3%	6.8%	6.7%
Eliminations	0.0%	0.0%	0.0%
Total Grupo Aval	100.0%	100.0%	100.0%

As detailed below, of the total of Grupo Aval’s loans, 79.1% are domestic and 20.9% are foreign (reflecting the Central American operations). Total foreign loans grew 1.2% versus 4Q13 and 56.3% during the past 12 months. This high growth in our Central American operations is attributable in part to the acquisitions of Grupo Reformador and BBVA Panamá (now known as Banco BAC de Panama).

	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Domestic
Commercial	40,848.1	46,343.3	48,796.4	5.3%	19.5%
Consumer	19,081.0	20,670.5	21,065.2	1.9%	10.4%
Microcredit	290.8	341.9	347.6	1.7%	19.5%
Financial Leases	6,234.5	6,624.1	6,683.7	0.9%	7.2%
Mortgages	1,177.4	1,879.9	2,129.4	13.3%	80.9%
Total Domestic Loans	67,631.8	75,859.7	79,022.3	4.2%	16.8%
Foreign
Commercial	4,594.9	8,512.3	8,466.4	-0.5%	84.3%
Consumer	5,051.7	7,130.8	7,233.0	1.4%	43.2%
Microcredit	-	-	-	-	-
Financial Leases	302.4	370.8	388.5	4.8%	28.5%
Mortgages	3,428.4	4,640.2	4,817.7	3.8%	40.5%
Total Foreign Loans	13,377.4	20,654.2	20,905.6	1.2%	56.3%
Total Loans, Gross	81,009.2	96,513.8	99,927.9	3.5%	23.4%

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

The ratio of CDE Loans to Total Loans was 3.6% in 1Q14 versus 3.5% for both, 4Q13 and 1Q13. The ratio of 30 days PDL to Total Loans was 2.7% in 1Q14 versus 2.4% in 4Q13 and 2.6% in 1Q13. The ratio of NPL to Total Loans was 1.9% in 1Q14 versus 1.8% for both, 4Q13 and 1Q13.

During 1Q14 Grupo Aval’s coverage of its non-performing loans and financial leases was as follows: Allowance to CDE Loans of 0.9x and Allowance to 30 days PDL of 1.2x. Loans and Financial Leases provision expense, net of reversals to average Total Loans was 1.3% in 1Q14 versus 1.5% in 4Q13 and 1.6% in 1Q13. Charge offs to average total loans was 0.9% in 1Q14 versus 1.1% in 4Q13 and 1.0% in 1Q13.

	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
"A" normal risk	75,742.7	90,466.1	93,421.7	3.3%	23.3%
"B" acceptable risk	2,411.9	2,649.7	2,925.0	10.4%	21.3%
"C" appreciable risk	1,399.9	1,703.3	1,787.1	4.9%	27.7%
"D" significant risk	974.7	1,056.5	1,138.0	7.7%	16.8%
"E" unrecoverable	480.1	638.2	656.1	2.8%	36.7%
Total Loans	81,009.2	96,513.8	99,927.9	3.5%	23.4%

CDE Loans	2,854.6	3,398.0	3,581.2
30 Days Past Due Loans	2,141.0	2,305.0	2,717.6
Non Performing Loans(1)	1,431.8	1,713.8	1,883.7
	s
CDE Loans / Total Loans	3.5%	3.5%	3.6%
PDL/Total Loans	2.6%	2.4%	2.7%
NPL/ Total Loans	1.8%	1.8%	1.9%

Allowance/ CDE Loans	0.9	0.9	0.9
Allowance/ PDL	1.2	1.3	1.2
Allowance/ NPL	1.9	1.8	1.7
Allowance/ Total Loans	3.3%	3.2%	3.2%

Provision Expense, net / CDE Loans	0.4	0.4	0.4
Provision Expense, net / PDL	0.6	0.6	0.5
Provision Expense, net / NPL	0.9	0.8	0.7
Provision Expense, net / Average total loans	1.6%	1.5%	1.3%

Charge Off / Average total loans	1.0%	1.1%	0.9%

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due.

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.2 Investment Securities

Investment securities, net grew by 30.0% to Ps. 29,248.4 billion between March 31, 2013 and March 31, 2014 and by 7.1% versus December 31, 2013. Ps. 25,270.8 billion of our total portfolio is invested in debt securities, which grew by 34.9% between March 31, 2013 and March 31, 2014 and Ps. 3,984.1  billion of total investment securities, net is invested in equity securities, which grew by 5.6% between March 31, 2013 and March 31, 2014.

The average yield on investment securities was 4.7% in 1Q14, 4.7% in 4Q13 and 8.6% in 1Q13.

	1Q13	4Q13	1Q14	Change
Investment Securities				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Trading	4,887.5	6,093.8	4,815.0	-21.0%	-1.5%
Available for Sale	10,608.9	14,132.5	16,964.9	20.0%	59.9%
Held to maturity	3,235.8	3,348.4	3,490.8	4.3%	7.9%
Total Debt Securities	18,732.2	23,574.7	25,270.8	7.2%	34.9%

Trading	1,625.0	1,424.0	1,593.4	11.9%	-1.9%
Available for Sale	2,147.3	2,306.6	2,390.7	3.6%	11.3%
Total Equity Securities	3,772.3	3,730.6	3,984.1	6.8%	5.6%
Allowance for investment securities	(7.1)	(6.7)	(6.5)	-2.5%	-8.2%
Investment Securities, net	22,497.4	27,298.6	29,248.4	7.1%	30.0%

	1 year or less	1 - 5 years	5- 10 years	10 years or more	Total
1Q13
Fixed Income securities, net:
COP denominated	2,941.4	4,673.8	4,576.6	1,265.0	13,456.8
USD denominated	1,729.5	1,645.1	1,889.1	8.9	5,272.6
Total Fixed Income securities, net	4,670.8	6,319.0	6,465.7	1,274.0	18,729.5
(% of Total Fixed Income Sec.)	24.9%	33.7%	34.5%	6.8%
Equity securities, net					3,767.9
Total Investment Securities					22,497.4

4Q13
Fixed Income securities, net:
COP denominated	4,315.0	7,863.7	3,624.7	1,194.0	16,997.4
USD denominated	2,046.2	2,342.1	2,121.4	65.0	6,574.7
Total Fixed Income securities, net	6,361.1	10,205.8	5,746.2	1,259.0	23,572.1
(% of Total Fixed Income Sec.)	27.0%	43.3%	24.4%	5.3%
Equity securities, net					3,726.5
Total Investment Securities					27,298.6

1Q14
Fixed Income securities, net:
COP denominated	4,696.4	6,806.4	5,765.7	1,580.5	18,849.0
USD denominated	1,770.1	2,281.8	2,312.9	54.5	6,419.4
Total Fixed Income securities, net	6,466.6	9,088.2	8,078.7	1,635.0	25,268.4
(% of Total Fixed Income Sec.)	25.6%	36.0%	32.0%	6.5%
Equity securities, net					3,980.0
Total Investment Securities					29,248.4

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.3 Cash and Cash Equivalents

As of March 31, 2014, cash and cash equivalents balance of Ps. 15,471.3 billion showed an increase of 15.0% versus March 31, 2013 and a decrease of 3.9% versus 4Q13.

1.4 Goodwill

Goodwill as of March 31, 2014 was Ps. 5,033.3 billion, increasing by 74.7% versus March 31, 2013 and by 1.3% versus December 31, 2013. The increase year over year was primarily attributable to the goodwill generated in the acquisitions of AFP Horizonte Pensiones y Cesantías, Banco Reformador, Transcom Bank, BBVA Panama (now known as Banco BAC de Panama) and in the acquisitions of minority interests of Banco de Bogotá and Banco de Occidente.

	1Q13	4Q13	1Q14	Change
Goodwill				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Megabanco acquisition	483.5	465.9	459.9	-1.3%	-4.9%
Banco Popular, Banco de Occidente and Banco AV Villas acquisitions	402.4	388.0	382.8	-1.3%	-4.9%
Banco Aliadas and Banco Unión acquisitions	23.9	22.7	22.3	-1.8%	-6.6%
Intrex acquisition (recorded into Banco de Bogotá S.A. through Corficolombiana)	127.2	124.4	123.3	-0.9%	-3.1%
Proyectos de Infraestructura and Hoteles Estelar’s acquisitions	7.6	7.5	7.4	-0.9%	-2.0%
BAC Credomatic GEFC Inc. acquisition	1,837.0	1,888.2	1,929.4	2.2%	5.0%
Purchase of minority stake in Banco de Bogotá and in Banco de Occidente		388.9	406.8	4.6%	N.A.
Banco BBVA Panamá acquisition		612.3	627.5	2.5%	N.A.
Banco Reformador acquisition		437.1	444.6	1.7%	N.A.
Transcom Ltd acquisition		82.9	84.4	1.8%	N.A.
Increase in shares of Corficolombiana		10.0	10.0	0.0%	N.A.
AFP Horizonte Pensiones y Censantías S.A. acquisition		540.1	534.9	-1.0%	N.A.
Total Goodwill, net	2,881.6	4,968.0	5,033.3	11.3%	74.7%

2. Liabilities excluding Minority Interest

As of March 31, 2014 and as of December 31, 2013 funding represented 95% of total liabilities excluding minority interest and accounts payable and other liabilities represented 5%. This composition for 1Q13 was 94% versus 6%, respectively.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances had a balance of Ps. 133,950.2 billion as of March 31, 2014 showing an increase of 25.6% versus March 31, 2013 and one of 3.3% versus December 31, 2013. Total deposits represented 78% of total funding for 1Q14 and 4Q13 and 76% for 1Q13. Average cost of funds was 3.0% in 1Q14, 3.1% in 4Q13 and 3.7% in 1Q13.

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.1 Deposits

Total Deposits grew by 28.3% to Ps. 104,332.8 billion between March 31, 2013 and March 31, 2014 and 3.1% between December 31, 2013 and March 31, 2014. As of March 31, 2014, interest bearing deposits contributed with 87% of the total deposits, and grew by 29.7% versus March 31, 2013, and 5.7% versus December 31, 2013. Non-interest bearing deposits contributed with 13% of total deposits and grew by 19.5% versus March 31, 2013 and decreased by 11.0% versus December 31, 2013.

	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Deposits:
Checking accounts	10,923.4	14,555.6	13,097.3	-10.0%	19.9%
Other	719.3	1,087.9	820.5	-24.6%	14.1%
Non-interest bearing	11,642.7	15,643.5	13,917.8	-11.0%	19.5%
Checking accounts	8,281.4	10,328.1	11,749.6	13.8%	41.9%
Time deposits	27,994.1	32,739.2	35,156.7	7.4%	25.6%
Saving deposits	33,408.6	42,479.6	43,508.6	2.4%	30.2%
Interest bearing	69,684.1	85,546.9	90,415.0	5.7%	29.7%
Total Deposits	81,326.8	101,190.4	104,332.8	3.1%	28.3%

Of our total deposits as of March 31, 2014, checking accounts represented 23.8%, time deposits 33.7%, saving accounts 41.7% and other deposits 0.8% versus 24.6%, 32.4%, 42.0% and 1.1% as of December 31, 2013, respectively.

As of March 31, 2014, deposits contributed by Banco de Bogotá represented 63.2% of total deposits, by Banco de Occidente 19.2%, by Banco Popular 11.6%, and by Banco AV Villas 7.4%. Eliminations accounted for 1.4% of Total Deposits. Local Deposits accounted for 79% and foreign Deposits accounted for 21%.

	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Deposits / Bank ($)
Banco de Bogotá	50,032.1	64,093.8	65,907.1	2.8%	31.7%
Local	36,387.6	42,895.6	44,381.7	3.5%	22.0%
Central America	13,644.5	21,198.2	21,525.4	1.5%	57.8%
Banco de Occidente	16,344.8	19,899.8	20,056.9	0.8%	22.7%
Banco Popular	10,186.8	11,217.1	12,130.6	8.1%	19.1%
Banco AV Villas	6,844.1	7,602.0	7,744.5	1.9%	13.2%
Eliminations	(2,081.0)	(1,622.3)	(1,506.3)	-7.2%	-27.6%
Total Grupo Aval	81,326.8	101,190.4	104,332.8	3.1%	28.3%

Deposits / Bank (%)
Banco de Bogotá	61.5%	63.3%	63.2%
Local	44.7%	42.4%	42.5%
Central America	16.8%	20.9%	20.6%
Banco de Occidente	20.1%	19.7%	19.2%
Banco Popular	12.5%	11.1%	11.6%
Banco AV Villas	8.4%	7.5%	7.4%
Eliminations	-2.6%	-1.6%	-1.4%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.2 Borrowings from Banks and Other

As of March 31, 2014, borrowings from banks and other totaled Ps. 12,428.5 billion, showing an increase of 34.8% versus March 31, 2013 and one of 4.0% versus December 31, 2013 results.

2.1.3 Bonds

Total bonds as of March 31, 2014 totaled Ps. 10,779.6 billion showing a decrease of 2.7% versus March 31, 2013 and a decrease of 3.6% versus December 31, 2013.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of March 31, 2014 Minority Interest was Ps. 6,569.4 billion which increased by 15.8% versus March 31, 2013. Total Minority Interest was 35.3% of Total Equity plus Minority Interest for March 31, 2014 and 35.6% for December 31, 2013. Total Minority Interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31, 2014 was Ps. 12,060.6 billion showing an increase of 31.5% versus March 31, 2013, mainly attributable to our equity issuance of Ps. 2.4 trillion or 1,855,176,646 shares at a price per share of $1.300.

	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Subscribed and paid in capital
Common and preferred shares	18.6	20.2	20.4	1.1%	10.0%
Additional paid in capital	3,672.7	5,784.5	6,081.5	5.1%	65.6%
Retained Earnings	3,754.1	4,340.4	4,140.4	-4.6%	10.3%
Equity surplus	1,728.1	1,583.2	1,818.2	14.8%	5.2%
Equity inflation adjustments	654.1	652.2	652.1	0.0%	-0.3%
Reappraisal of assets	1,021.0	1,454.5	1,472.3	1.2%	44.2%
Unrealized net gains on Available for sale inv. Securities	53.0	(523.6)	(306.2)	-41.5%	-677.6%
Shareholders' Equity	9,173.4	11,728.2	12,060.6	2.8%	31.5%

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Income Statement Analysis

Our net income attributable to shareholders for 1Q14 of Ps. 350.0 billion decreased by 3.4% versus 4Q13 results and by 30.7% versus 1Q13 results. The decrease versus previous quarter is affected by a non-recurrent foreign exchange loss of Ps. 84 billion in 1Q14, a lower contribution of our non-financial subsidiaries and a relevant increase in our income tax expense. Our net interest income for the period improved by 5.2% versus 4Q13, our net provision expense decreased by 8.4% versus 4Q13, our other operating income increased by 6.6% versus 4Q13 and our operating expenses decreased by 0.7%.

	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Total Interest Income	2,858.5	2,727.8	2,864.2	5.0%	0.2%
Interest expense	(982.2)	(954.7)	(999.7)	4.7%	1.8%

Net Interest Income	1,876.2	1,773.1	1,864.5	5.2%	-0.6%

Total provisions, net	(323.5)	(340.0)	(311.3)	-8.4%	-3.8%
Fees and other services income, net	619.9	762.7	758.9	-0.5%	22.4%
Other operating income(1)	412.0	239.7	255.5	6.6%	-38.0%
Operating expenses	(1,372.3)	(1,596.9)	(1,586.0)	-0.7%	15.6%
Non-operating income/(expense), net	62.4	48.1	20.6	-57.2%	-67.0%

Income before income tax expense and non- controlling interest	1,274.7	886.7	1,002.2	13.0%	-21.4%
Income tax expense	(411.9)	(329.2)	(410.4)	24.7%	-0.4%
Net Income before Minority interest	862.8	557.5	591.7	6.1%	-31.4%
Income attributable to Minority Interest	(357.5)	(195.0)	(241.7)	23.9%	-32.4%
Net Income attributable to Grupo Aval shareholders	505.3	362.4	350.0	-3.4%	-30.7%

(1) Other operating income for 1Q14 includes  Ps. 84 billion of non-recurrent foreign exchange losses.

1. Net Interest Income

	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Interest Income:
Interest on loans	2,125.7	2,209.4	2,322.9	5.1%	9.3%
Interest on investment securities	500.4	311.0	327.7	5.4%	-34.5%
Interbank and overnight funds	54.0	41.9	43.3	3.4%	-19.9%
Financial leases	178.4	165.6	170.3	2.8%	-4.5%
Total Interest income	2,858.5	2,727.8	2,864.1	5.0%	0.2%
Interest expense:
Checking accounts	(39.7)	(37.0)	(40.0)	8.0%	0.8%
Time deposits	(370.4)	(325.6)	(371.8)	14.2%	0.4%
Saving deposits	(277.8)	(298.0)	(301.7)	1.2%	8.6%
Total interest expense on deposits	(687.9)	(660.6)	(713.5)	8.0%	3.7%
Interbank and overnight funds (expenses)	(39.7)	(42.9)	(37.9)	-11.7%	-4.5%
Borrowings from banks and others	(103.9)	(99.3)	(93.0)	-6.3%	-10.5%
Bonds	(150.7)	(151.8)	(155.2)	2.2%	3.0%
Total Interest Expense	(982.2)	(954.7)	(999.7)	4.7%	1.8%

Net Interest Income	1,876.2	1,773.1	1,864.5	5.2%	-0.6%

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Our net interest income increased by 5.2% to Ps. 1,864.5 billion for 1Q14 versus 4Q13 and decreased by 0.6% versus 1Q13. The main reasons for the results versus 4Q13 were:

•   A 5.0% increase in interest income from loans and financial leases to Ps. 2,493.1 due to an increase of 8.0% in the average loans and financial lease portfolio up to Ps. 96,676.5 and despite a contraction in the average yield on loans from 10.6% in 4Q13 to 10.3% in 1Q14.

•   Partially offsetting the increase in interest income described above there was a 4.7% increase in interest expense up to Ps. 999.7, driven by a combination of an increase of 8.0% in interest paid in deposits and a decrease of 2.7% in interest paid in other funding.

Our Net Interest Margin was 5.9% for 1Q14 versus 6.0% for 4Q13. This is consistent with the behavior of the average interest rates in Colombia between December 31, 2013 and March 31, 2014, where average DTF remained unchanged at 4.0%.

2. Provision expense, net

Our total net provision expense decreased by 3.8% to Ps. 311.3 billion for 1Q14 versus 1Q13 and decreased by 8.4% versus 4Q13.

	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(347.6)	(368.8)	(347.3)	-5.8%	-0.1%
Recovery of charged-off assets	29.7	36.4	44.9	23.4%	50.9%
Provision for investment securities, foreclosed assets and other assets	(9.1)	(14.1)	(12.8)	-9.3%	39.6%
Recovery of provisions for investments securities, foreclosed assets and other assets	3.5	6.5	3.9	-40.6%	11.5%
Total provisions, net	(323.5)	(340.0)	(311.3)	-8.4%	-3.8%

Our annualized net provision expense to average loans was 1.3% for 1Q14 versus 1.5% in 4Q13 and 1.6% in 1Q13.

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

3. Fee Income and Other Operating income, net

Total fees and other operating income, net increased by 1.2% to Ps. 1,014.4 for 1Q14 versus 4Q13. Total fees and other services income, net decreased by 0.5% to Ps. 758.9 billion mainly due to a decrease of 8.6% in credit card merchant fees showing seasonality and a decrease of 14.7% in warehouse services fees.

Total other operating income increased by 6.6% to Ps. 255.5 versus 4Q13 mainly due to an increase in dividend income. Our results for 1Q14 include a non-recurrent foreign exchange loss of Ps. 84 billion which is not expected to affect our results of quarters to come.

	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Fees and other services income:
Commissions from banking services	354.3	419.1	425.9	1.6%	20.2%
Branch network services	7.0	7.2	7.1	-2.0%	0.5%
Credit card merchant fees	85.2	123.5	112.9	-8.6%	32.6%
Checking fees	15.8	16.8	16.8	-0.2%	6.1%
Warehouse services	41.9	53.0	45.3	-14.7%	8.1%
Fiduciary activities	53.4	51.0	53.9	5.7%	0.9%
Pension plan management	135.8	183.6	178.1	-3.0%	31.2%
Other	46.8	49.4	49.5	0.3%	5.8%
Total fees and other services income	740.2	903.7	889.4	-1.6%	20.2%
Fees and other services expenses	(120.3)	(141.0)	(130.5)	-7.4%	8.5%
Fees and other services income, net	619.9	762.7	758.9	-0.5%	22.4%

Other operating income:
Foreign exchange (losses) gains, net (1)	116.4	64.6	54.1	-16.2%	-53.5%
Gains (losses) on derivative operations, net	(38.8)	8.3	(64.6)	-881.0%	66.7%
Gains on sales of investments in equity securities, net	0.7	4.1	10.6	156.9%	N.A.
Dividend income	180.7	11.8	127.9	981.6%	-29.2%
Other	43.5	27.5	49.4	79.6%	13.7%
Income from non-financial sector, net	109.6	123.4	78.1	-36.7%	-28.7%
Total Other Operating income	412.0	239.7	255.5	6.6%	-38.0%
Total Fee Income and Other Op. Income, net	1,031.9	1,002.4	1,014.4	1.2%	-1.7%
(1) Figure for 1Q14 includes Ps. 84 billion of non-recurrent foreign exchange losses

4. Operating Expenses

Total operating expenses for 1Q14 of Ps. 1,586.0 billion decreased by 0.7% versus 4Q13 and increased by 15.6% versus 1Q13. Our efficiency ratio (cost to income) was 50.5% in 1Q14 versus 43.8% in 1Q13 and 53.7% in 4Q13. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets improved to 3.7% in 1Q14 from 4.1% in 4Q13 and 4.0% in 1Q13.

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

5. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 1Q14, Minority Interest in the income statement was Ps. 241.7 billion, showing a decrease of 32.4% versus 1Q13 and an increase of 23.9% versus 4Q13. The ratio of Minority Interest to income before Minority Interest went from 41.4% in 1Q13 to 40.8% in 1Q14. In the quarters where dividend income is recognized, minority interest will be the highest of the year .

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds  through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff
Financial Planning and Investor Relations VP
Tel: +571 241 9700 x3600
E-mail: turibe@grupoaval.com

Carolina Fajardo Rivera
Investor Relations Analyst
Tel: +571 241 9700 x3292
E-mail: cfajardo@grupoaval.com

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Balance Sheet in Col. Bking GAAP
Information in Ps. Billions

	1Q13	4Q13	1Q14	Change
				1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Cash and cash equivalents:
Cash and due from banks	10,712.9	13,309.6	13,991.5	5.1%	30.6%
Interbank and overnight funds	2,735.3	2,787.0	1,479.7	-46.9%	-45.9%
Cash and cash equivalents	13,448.3	16,096.6	15,471.3	-3.9%	15.0%

Investment Securities
Trading	4,887.5	6,093.8	4,815.0	-21.0%	-1.5%
Available for Sale	10,608.9	14,132.5	16,964.9	20.0%	59.9%
Held to maturity	3,235.8	3,348.4	3,490.8	4.3%	7.9%
Total Debt Securities	18,732.2	23,574.7	25,270.8	7.2%	34.9%

Trading	1,625.0	1,424.0	1,593.4	11.9%	-1.9%
Available for Sale	2,147.3	2,306.6	2,390.7	3.6%	11.3%
Total Equity Securities	3,772.3	3,730.6	3,984.1	6.8%	5.6%
Allowance for investment securities	(7.1)	(6.7)	(6.5)	-2.5%	-8.2%
Investment Securities, net	22,497.4	27,298.6	29,248.4	7.1%	30.0%

Loans and financial leases:
Commercial loans	45,443.0	54,855.6	57,262.8	4.4%	26.0%
Consumer loans	24,132.7	27,801.3	28,298.2	1.8%	17.3%
Microcredit loans	290.8	341.9	347.6	1.7%	19.5%
Mortage loans	4,605.8	6,520.1	6,947.1	6.5%	50.8%
Financial leases	6,536.9	6,995.0	7,072.3	1.1%	8.2%
Allowance for loans and financiales lease losses	(2,673.5)	(3,073.0)	(3,166.4)	3.0%	18.4%
Loans and financial lease losses, net	78,335.7	93,440.8	96,761.5	3.6%	23.5%

Interest accrued on loans and financial leases	863.1	819.6	858.6	4.8%	-0.5%
Allowance on Interest accrued on loans and financial leases	(85.1)	(84.4)	(91.2)	8.1%	7.2%
Interest accrued on loans and financial leases, net	778.0	735.2	767.4	4.4%	-1.4%

Bankers' acceptances, spot transactions and derivatives	242.2	411.9	637.8	54.8%	163.4%
Accounts receivable, net	2,000.1	1,765.6	1,960.4	11.0%	-2.0%
Property, plant and equipment, net	1,841.1	2,044.8	2,109.9	3.2%	14.6%
Operating leases, net	363.7	439.2	434.6	-1.1%	19.5%
Foreclosed assets, net	85.6	109.2	115.9	6.1%	35.4%
Prepaid expenses and deferred charges	2,019.0	2,239.7	2,256.6	0.8%	11.8%
Goodwill, net	2,881.6	4,968.0	5,033.3	1.3%	74.7%
Other assets, net	1,367.8	1,323.9	1,621.0	22.4%	18.5%
Reappraisal of assets	2,492.7	3,413.7	3,467.6	1.6%	39.1%

Total Assets	128,353.2	154,287.4	159,885.6	3.6%	24.6%

Deposits:
Checking accounts	10,923.4	14,555.6	13,097.3	-10.0%	19.9%
Other	719.3	1,087.9	820.5	-24.6%	14.1%
Non-interest bearing	11,642.7	15,643.5	13,917.8	-11.0%	19.5%

Checking accounts	8,281.4	10,328.1	11,749.6	13.8%	41.9%
Time deposits	27,994.1	32,739.2	35,156.7	7.4%	25.6%
Saving deposits	33,408.6	42,479.6	43,508.6	2.4%	30.2%
Interest bearing	69,684.1	85,546.9	90,415.0	5.7%	29.7%
Total Deposits	81,326.8	101,190.4	104,332.8	3.1%	28.3%
Bankers' acceptances, spot transactions and derivatives	267.4	447.3	655.0	46.4%	145.0%
Interbank borrowings and overnight funds	4,948.7	5,123.6	6,170.6	20.4%	24.7%
Borrowings from banks and other	9,221.9	11,954.1	12,428.5	4.0%	34.8%
Accured interest payable	3,450.2	2,867.7	3,195.2	11.4%	-7.4%
Other accounts payable	445.7	509.2	443.9	-12.8%	-0.4%
Bonds	11,077.2	11,179.7	10,779.6	-3.6%	-2.7%
Estimates Liabilities	1,177.6	593.3	1,216.0	105.0%	3.3%
Other liabilities	1,591.1	2,221.7	2,034.0	-8.4%	27.8%
Total Liabilites excl. Minority Interest	113,506.5	136,086.9	141,255.6	3.8%	24.4%
Minority Interest	5,673.3	6,472.2	6,569.4	1.5%	15.8%
Shareholders' Equity	9,173.4	11,728.2	12,060.6	2.8%	31.5%
Subscribed and paid in capital	3,691.2	5,804.7	6,101.9	5.1%	65.3%
Common and preferred shares	18.6	20.2	20.4	1.1%	10.0%
Additional paid in capital	3,672.7	5,784.5	6,081.5	5.1%	65.6%
Retained Earnings	3,754.1	4,340.4	4,140.4	-4.6%	10.3%
Appropriated	3,248.8	3,574.8	3,790.4	6.0%	16.7%
Unappropriated	505.3	765.6	350.0	-54.3%	-30.7%
Equity surplus	1,728.1	1,583.2	1,818.2	14.8%	5.2%
Equity inflation adjustments	654.1	652.2	652.1	0.0%	-0.3%
Unrealized net gains on Available for sale inv. Securities	53.0	(523.6)	(306.2)	-41.5%	-677.6%
Reappraisal of assets	1,021.0	1,454.5	1,472.3	1.2%	44.2%
Total Shareholders Equity and Minority Interest	14,846.8	18,200.5	18,630.0	2.4%	25.5%
Total Liabilities, Shareholders Equity and Minority Interest	128,353.2	154,287.4	159,885.6	3.6%	24.6%

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Report of 1Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Income Statement in Col. Bking GAAP
Information in Ps. Billions

	YTD Mar 13	YTD Mar 14	Change YTD Mar 14 / YTD Mar 13	1Q13	4Q13	1Q14	Change
							1Q 14 vs. 4Q 13	1Q 14 vs. 1Q 13
Interest Income:
Interest on loans	2,125.7	2,322.9	9.3%	2,125.7	2,209.4	2,322.9	5.1%	9.3%
Interest on investment securities	500.4	327.7	-34.5%	500.4	311.0	327.7	5.4%	-34.5%
Interbank and overnight funds	54.0	43.3	-19.9%	54.0	41.9	43.3	3.4%	-19.9%
Financial leases	178.4	170.3	-4.5%	178.4	165.6	170.3	2.8%	-4.5%

Total Interest Income	2,858.5	2,864.1	0.2%	2,858.5	2,727.8	2,864.1	5.0%	0.2%
Interest expense:
Checking accounts	(39.7)	(40.0)	0.8%	(39.7)	(37.0)	(40.0)	8.0%	0.8%
Time deposits	(370.4)	(371.8)	0.4%	(370.4)	(325.6)	(371.8)	14.2%	0.4%
Saving deposits	(277.8)	(301.7)	8.6%	(277.8)	(298.0)	(301.7)	1.2%	8.6%
Total interest expense on deposits	(687.9)	(713.5)	3.7%	(687.9)	(660.6)	(713.5)	8.0%	3.7%
Borrowings from banks and others	(103.9)	(93.0)	-10.5%	(103.9)	(99.3)	(93.0)	-6.3%	-10.5%
Interbank and overnight funds (expenses)	(39.7)	(37.9)	-4.5%	(39.7)	(42.9)	(37.9)	-11.7%	-4.5%
Bonds	(150.7)	(155.2)	3.0%	(150.7)	(151.8)	(155.2)	2.2%	3.0%
Interest expense	(982.2)	(999.7)	1.8%	(982.2)	(954.7)	(999.7)	4.7%	1.8%

Net Interest Income	1,876.2	1,864.5	-0.6%	1,876.2	1,773.1	1,864.5	5.2%	-0.6%

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(347.6)	(347.3)	-0.1%	(347.6)	(368.8)	(347.3)	-5.8%	-0.1%
Recovery of charged-off assets	29.7	44.9	50.9%	29.7	36.4	44.9	23.4%	50.9%
Provision for investment securities, foreclosed assets and other assets	(9.1)	(12.8)	39.6%	(9.1)	(14.1)	(12.8)	-9.3%	39.6%
Recovery of provisions for investments securities, foreclosed assets and other assets	3.5	3.9	11.5%	3.5	6.5	3.9	-40.6%	11.5%
Total provisions, net	(323.5)	(311.3)	-3.8%	(323.5)	(340.0)	(311.3)	-8.4%	-3.8%

Net interest income after provisions	1,552.7	1,553.1	0.0%	1,552.7	1,433.1	1,553.1	8.4%	0.0%
Fees and other services income:
Commissions from banking services	354.3	425.9	20.2%	354.3	419.1	425.9	1.6%	20.2%
Branch network services	7.0	7.1	0.5%	7.0	7.2	7.1	-2.0%	0.5%
Credit card merchant fees	85.2	112.9	32.6%	85.2	123.5	112.9	-8.6%	32.6%
Checking fees	15.8	16.8	6.1%	15.8	16.8	16.8	-0.2%	6.1%
Warehouse services	41.9	45.3	8.1%	41.9	53.0	45.3	-14.7%	8.1%
Fiduciary activities	53.4	53.9	0.9%	53.4	51.0	53.9	5.7%	0.9%
Pension plan management	135.8	178.1	31.2%	135.8	183.6	178.1	-3.0%	31.2%
Other	46.8	49.5	5.8%	46.8	49.4	49.5	0.3%	5.8%
Total fees and other services income	740.2	889.4	20.2%	740.2	903.7	889.4	-1.6%	20.2%
Fees and other services expenses	(120.3)	(130.5)	8.5%	(120.3)	(141.0)	(130.5)	-7.4%	8.5%
Fees and other services income, net	619.9	758.9	22.4%	619.9	762.7	758.9	-0.5%	22.4%

Other operating income:
Foreign exchange (losses) gains, net (1)	116.4	54.1	-53.5%	116.4	64.6	54.1	-16.2%	-53.5%
Gains (losses) on derivative operations, net	(38.8)	(64.6)	66.7%	(38.8)	8.3	(64.6)	-881.0%	66.7%
Gains on sales of investments in equity securities, net	0.7	10.6	N.A.	0.7	4.1	10.6	156.9%	N.A.
Dividend income	180.7	127.9	-29.2%	180.7	11.8	127.9	981.6%	-29.2%
Other	43.5	49.4	13.7%	43.5	27.5	49.4	79.6%	13.7%
Income from non-financial sector, net	109.6	78.1	-28.7%	109.6	123.4	78.1	-36.7%	-28.7%
Other operating income	412.0	255.5	-38.0%	412.0	239.7	255.5	6.6%	-38.0%
Total operating income	2,584.6	2,567.6	-0.7%	2,584.6	2,435.5	2,567.6	5.4%	-0.7%

Operating expenses:
Salaries and employee benefits	507.5	578.1	13.9%	507.5	562.7	578.1	2.7%	13.9%
Bonus plan payments	28.6	31.7	10.7%	28.6	29.6	31.7	7.3%	10.7%
Termination payments	5.0	6.3	26.1%	5.0	4.2	6.3	51.1%	26.1%
Administrative and other expenses	680.1	779.9	14.7%	680.1	834.6	779.9	-6.6%	14.7%
Insurance on deposit, net	50.5	57.4	13.7%	50.5	57.8	57.4	-0.6%	13.7%
Charitable and other donation expenses	1.0	1.5	46.5%	1.0	1.9	1.5	-20.2%	46.5%
Depreciation	74.2	91.8	23.7%	74.2	86.5	91.8	6.0%	23.7%
Goodwill amortization	25.3	39.3	55.4%	25.3	19.7	39.3	99.8%	55.4%
Operating expenses	1,372.3	1,586.0	15.6%	1,372.3	1,596.9	1,586.0	-0.7%	15.6%
Net operating income	1,212.3	981.6	-19.0%	1,212.3	838.6	981.6	17.1%	-19.0%

Non-operating income (expense):
Other income	104.7	75.5	-27.9%	104.7	104.5	75.5	-27.7%	-27.9%
Other expense	(42.3)	(54.9)	29.8%	(42.3)	(56.4)	(54.9)	-2.6%	29.8%
Non-operating income/(expense), net	62.4	20.6	-67.0%	62.4	48.1	20.6	-57.2%	-67.0%
Income before income tax expense and non-controlling interest	1,274.7	1,002.2	-21.4%	1,274.7	886.7	1,002.2	13.0%	-21.4%
Income before income tax expense and non- controlling interest
Income tax expense	(411.9)	(410.4)	-0.4%	(411.9)	(329.2)	(410.4)	24.7%	-0.4%
Net Income before Minority interest	862.8	591.7	-31.4%	862.8	557.5	591.7	6.1%	-31.4%
Income attributable to Minority Interest	357.5	241.7	-32.4%	357.5	195.0	241.7	23.9%	-32.4%
Net Income attributable to Grupo Aval shareholders	505.3	350.0	-30.7%	505.3	362.4	350.0	-3.4%	-30.7%

(1) Figure for 1Q14 includes  Ps. 84 billion of non-recurrent foreign exchange losses.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel